Exhibit 99.1

NewsRelease

TransCanada Will Re-Apply for a Keystone XL Permit

Calgary, Alberta – January 18, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today it has received the U.S. Department of State’s decision that the Presidential Permit for Keystone XL has been denied.

“This outcome is one of the scenarios we anticipated.  While we are disappointed, TransCanada remains fully committed to the construction of Keystone XL.  Plans are already underway on a number of fronts to largely maintain the construction schedule of the project,” said Russ Girling, TransCanada’s president and chief executive officer.  “We will re-apply for a Presidential Permit and expect a new application would be processed in an expedited manner to allow for an in-service date of late 2014.

TransCanada expects that consideration of a renewed application will make use of the exhaustive record compiled over the past three plus years.

“Until this pipeline is constructed, the U.S. will continue to import millions of barrels of conflict oil from the Middle East and Venezuela and other foreign countries who do not share democratic values Canadians and Americans are privileged to have,” added Girling.  “Thousands of jobs continue to hang in the balance if this project does not go forward.  This project is too important to the U.S. economy, the Canadian economy and the national interest of the United States for it not to proceed."

TransCanada will continue to work collaboratively with Nebraska’s Department of Environmental Quality on determining the safest route for Keystone XL that avoids the Sandhills.  This process is expected to be complete in September or October of this year.

TransCanada has committed to a project labour agreement with the Laborers International Union of North America, the International Brotherhood of Teamsters, the United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada, AFL-CIO, the International Union of Operating Engineers and the Pipeline Contractors Association.  Any delay in approval of construction prevents this work from going to thousands of hard-working trades people.

TransCanada’s investment of billions of private dollars would create thousands more jobs in the U.S. manufacturing sector.  The company has contracts with over 50 suppliers across the U.S..  Manufacturing locations for Keystone XL equipment include: Texas, Missouri, Pennsylvania, Michigan, Oklahoma, South Carolina, Indiana, Georgia, Maryland, New York, Louisiana, Oklahoma, Minnesota, Ohio, Arkansas, Kansas, California and Pennsylvania.  The benefits these companies and the people of their states continue to be delayed and the negative impacts will be felt.

Girling adds TransCanada continues to believe in Keystone XL due to the overwhelming support the project has received from American and Canadian producers and U.S. refiners who signed 17 to18 year contracts to ship over 800,000 barrels of oil per day to meet the needs of American consumers.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com and follow us on Twitter @TransCanada.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Management’s Discussion and Analysis dated February 14, 2011 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

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